Internet Services Agreement

whatifi.com refers to Whatifi Financial Inc., its affiliates, subsidiaries, authorized agents, custodian and other service providers. I hereby agree to online account access and transaction capabilities for this account through the whatifi.com Internet site at http://www.whatifi.com (the "Web site"). I understand that this agreement will remain effective until it is revoked.

By opening an account I authorize Whatifi Funds to issue an account number and associate this account with the Registered User Name and password that I have already established for accessing the Web site. I furthermore authorize Whatifi Funds and its affiliates, authorized agents, custodian and other service providers (hereinafter collectively "whatifi.com") to permit access to my account(s) and to act on my instructions received via computer to purchase, redeem or exchange shares. whatifi.com will not be held liable for acting on these instructions. I further agree that if I choose to use electronic funds transfer to purchase funds or receive proceeds from withdrawals, I will provide accurate instructions to whatifi.com for transferring funds.

ELECTRONIC DELIVERY

I consent to receive current versions of the Fund's Prospectus, annual and semi-annual reports, proxy materials, confirmations and statements, and other shareholder information electronically. I realize that current versions of these documents will not be mailed to me by U.S. mail but instead will be made available to me without charge (online subscription or access fees by Internet service providers may apply) either via e-mail or on the Web site for viewing, downloading and printing. I realize that I may request paper copies of the above information or revoke my consent to receive such information electronically and instead receive copies via US mail for a fee of $9.00 quarterly. I may make these requests by calling an authorized Customer Service Representative at 1-877-whatifi (1-877-942-8434).

TELEPHONE EXCHANGE

I agree that whatifi.com will not be liable for any loss, injury, damage or expense either direct or indirect as a result of acting upon any telephone instructions. I agree to indemnify and hold whatifi.com harmless from any loss, claims or liability arising from acting on my telephone instructions. I understand that all telephone calls may be recorded.

RESPONSIBILITIES

I understand that I am solely responsible for transactions entered under my Account and in particular, for the following:

1.   For accurately entering all data to perform an account transaction.

2. For verifying my instructions on all pending transactions. I understand that all transactions are recorded and maintained in "pending" status until a confirmation number is generated.



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3.   For contacting  whatifi.com  immediately at 1-877-whatifi  (1-877-942-8434)
     upon discovering any of the following:

     a.   A discrepancy between the order I placed, and the order confirmation.

     b.   The receipt of a confirmation for a transaction that I did not place.

     c.       Missing confirmations for any order that I placed.

4. For maintaining the confidentiality of my password. My password will not be disclosed to any person other than persons with whom I intend to have full access to my accounts. Any such person will have full authorization to engage in any transactions in my accounts. Furthermore, I agree to immediately notifying whatifi.com if my password is lost, stolen, misplaced or has been obtained or utilized by an unauthorized person. I will notify whatifi.com by contacting a customer service representative at 1-877-whatifi (1-877-942-8434).

5. For any agreements that I have consented to by pointing and clicking on such consent on the Web site.

6. For placing transaction orders solely through the Web site in the areas designated for trading and not via e-mail. E-mail orders will not be acknowledged or processed.

7. For maintaining a valid e-mail account. I understand that information relevant to my account and any transactions I may have placed will be communicated to me through this e-mail account.

ACKNOWLEDGEMENT OF SECURITY AND MAINTENANCE  MEASURES IMPOSED BY WHATIFI.COM

whatifi.com employs reasonable procedures to confirm that your instructions communicated on the Web site are genuine. Such procedures include, personal identification each time you visit the Web site, providing e-mail transaction confirmations to the e-mail address on record, and employing other precautions reasonably designed to protect the integrity, confidentiality and security of your shareholder and account information. whatifi.com will also monitor usage and may deny access when an incorrect password is entered multiple times, when the account is inactive for 180 days or more, or when unusual trading patterns are detected. whatifi.com reserves the right to limit the dollar amount or number of transactions that may be undertaken on the Web site.

ACKNOWLEDGEMENT OF LIMITATION OF LIABILITY OF WHATIFI.COM, ITS
AGENTS, AFFILIATES AND INDEPENDENT PROVIDERS

I agree that whatifi.com shall not be liable for any loss, liability, cost or expense incurred either directly or indirectly by me, and I agree to indemnify and hold harmless whatifi.com for:



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         -        Following  instructions  communicated  via the Web  site  that
                  whatifi.com reasonably believes to be genuine.
         -        Following the above security and maintenance procedures.
         -        The impact of any viruses infecting my computer.
         -        Any malfunction or failure in the operation of the Web site.
         - Delivery or acceptance of information or data communicated through the Web site.
         - Any malfunction associated with software programs or security systems required for the proper use and operation of the Web site, unless such malfunctions or failures are due to the actions or inactions of whatifi.com. Provided, however, that such action or inaction constitutes gross negligence, fraud or malfeasance on the part of whatifi.com.
         -        Government   restrictions,   exchange   or   market   rulings,
                  suspension of trading, war, acts of God and other conditions beyond the reasonable control of whatifi.com.

I will indemnify and hold harmless whatifi.com for any violation of this Internet Services Agreement, or violation of any law, rule or any third party rights. I understand and agree that opening an account constitutes delivery of this agreement, and that the use of the Web site constitutes my full and valid agreement to its terms.



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